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                            FINN DIXON & HERLING LLP
                                ATTORNEYS AT LAW

                               ONE LANDMARK SQUARE
                        STAMFORD, CONNECTICUT 06901-2689
                            TELEPHONE (203) 325-5000
                            FACSIMILE (203) 348-5777

August 4, 2006

VIA EDGAR
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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE Mail Stop 7010
Washington, DC 20549-7010

Attention:  Mr. Andrew Schoeffler, Esq.


         Re:      Fuel-Tech N.V.
                  Registration Statement on Form S-4
                  Filed June 5, 2006
                  File No. 333-134742

Ladies and Gentlemen:

         On behalf of Fuel-Tech, N.V. ("Fuel-Tech, N.V."), we enclose five courtesy copies of Amendment No. 1 ("Amendment No. 1") to the Registration Statement (File No. 333-134742) on Form S-4 (the "Registration Statement") that was originally filed on June 5, 2006, each of which has been marked to show changes from the original filing. This letter sets forth the responses of Fuel-Tech N.V. to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated June 22, 2006 (the "Comment Letter"). Please note that, to the extent these responses are predicted on factual information, that information has, unless otherwise indicated, been provided by Fuel-Tech N.V. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below such comment is the response of Fuel-Tech N.V. Capitalized terms used in this letter and not defined have the meanings given to them in the Registration Statement.

Cover Page
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1.    Please state the title and amount of securities being registered for conversion pursuant to Item 501(b)(2) of Regulation S-K.

      RESPONSE: We have revised the cover page of the prospectus accordingly.

Summary, page 1
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Federal Income Tax Consequences of the Reorganization, page 2
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2.    Please disclose that this information represents the opinion of counsel and identify counsel.

      RESPONSE: We have revised the Registration Statement accordingly. See page 2 of the prospectus.


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United States Securities and Exchange Commission
August 4, 2006
Page 2


Risk Factors, page 6
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3.    Please delete the second sentence of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

      RESPONSE: We have revised the Registration Statement accordingly. See page 6 of the prospectus.

The Reorganization, page 8
--------------------------

4. We note the disclosure under the heading "Differences in Governing Corporate Law," which begins on page 9. Other than with respect to their governing laws, please disclose whether there are any material differences between the terms of the Fuel-Tech N.V. shares and the Fuel Tech, Inc. shares.

      RESPONSE: We have revised the Registration Statement accordingly. See page 10 of the prospectus.

Background And Reasons For The Reorganization, page 8
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5.    Please describe in greater detail the background of your reorganization.
      In this regard, describe who initiated your reorganization, the meetings of your board to discuss and ultimately approve your reorganization, and any alternatives to your reorganization considered by your board.

      RESPONSE: We have revised the Registration Statement accordingly. See page 8 of the prospectus.

6. Please describe in greater detail the reasons why your board believes that your reorganization is in the best interests of your company and your stockholders, especially in light of the disadvantages discussed under the heading "Possible Disadvantages" on page 15.

      RESPONSE: We have revised the Registration Statement accordingly; the discussion of the disadvantages has also been moved from page 15 to page 10 where they are now discussed together with the advantages. See page 9.

Differences in Governing Corporate Law, page 9
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7.    Please revise the first sentence of the second paragraph of this section to clarify that this section summarizes the material differences in the laws.

      RESPONSE: We have revised the Registration Statement accordingly. See page 10.

8. Please delete the statement in the first sentence of the second paragraph that the summary "does not purport to be complete or to address every applicable aspect of such laws." A summary by its nature neither is complete nor addresses every aspect of the matter. This statement suggests that you have not summarized the material differences in the laws.

      RESPONSE: We have revised the Registration Statement accordingly. See page 10.


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United States Securities and Exchange Commission
August 4, 2006
Page 3

9. Please delete the second sentence of the second paragraph, as you are required to summarize the material differences in the laws and stockholders are entitled to rely solely on your disclosure.

      RESPONSE: We have revised the Registration Statement accordingly. See page 10.

Federal Income Tax Consequences Of The Reorganization, page 16
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10.   It appears that counsel has provided a long-form opinion. As such, this section should summarize counsel's opinion. Please revise. In addition, please disclose which statements represent counsel's opinion and identify counsel. In addition, please delete the phrase "we believe" when discussing tax consequences since you are setting forth counsel's opinion.

      RESPONSE: We have revised this section to identify which statements represent Deloitte Tax LLP's conclusions. See page 17.

11. It appears that counsel is giving "should" opinions. In this regard, we note the opinions set forth in Exhibit 8.1 to your registration statement. Please disclose why counsel cannot give a "will" opinion, describe the degree of uncertainty in counsel's opinions, and provide risk factor and/or other appropriate disclosure setting forth the risks to your company and stockholders. Please also comply with this comment with respect to the statements in this section regarding the tax consequences to your stockholders.

      RESPONSE: We have revised this section to identify why Deloitte Tax LLP is giving a "should" opinion rather than a "will" opinion, and to clarify the nature of the uncertainty with respect to stockholders. The company believes the uncertainty on which the "should" opinion rests is remote and thus does not believe it is a material risk to stockholders requiring additional risk factor disclosure.

12. We note the statement in the last paragraph of this section that the discussion in this section is "for general information only." Please delete this statement, as it suggests that stockholders may not rely on your disclosure.

      RESPONSE: We have revised this section accordingly.

Item 21. Exhibits And Financial Statement Schedules, page II-1
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13.   Please file as promptly as practicable each of the exhibits required by
      Item 601 of Regulation S-K, in particular Exhibit 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

      RESPONSE: Exhibit 5.1 is filed herewith.

Undertakings, page II-1
-----------------------

14.   Please provide the undertakings required by item 512(a) of Regulation S-K.

      RESPONSE: We respectfully submit that the undertakings required by item 512(a) of Regulation S-K are not applicable to our offering, which is not being made on a delayed or continuous basis.


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United States Securities and Exchange Commission
August 4, 2006
Page 4

Exhibit 8.1
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15.   We note from pages 2 and 34 that counsel is not opining on the tax consequences to shareholders. However, Item 601(b)(8) of Regulation S-K requires a tax opinion supporting the tax consequences to shareholders that are described in the registration statement when the consequences are material. Please advise.

      RESPONSE: We have expanded the engagement of Deloitte Tax LLP to include an opinion supporting the tax consequences described in the registration statement. A revised Exhibit 8.1 is filed herewith.

16. We note the statement in the first full paragraph on page 3 that the opinion "has been prepared solely for the benefit of FTNV and its affiliates, and it may not be relied upon by any other person for any purpose without the written consent of Deloitte Tax LLP." Please be advised that your stockholders are entitled to rely on the opinion. Please have counsel revise its opinion accordingly.

      RESPONSE: The opinion has been revised accordingly.

17. Please be advised that counsel must consent to the reproduction of its opinion as an exhibit to your registration statement, to being named in your prospectus, and to the summary of its opinion in your prospectus. Please have counsel revise its opinion accordingly.

      RESPONSE: Deloitte Tax LLP has filed its consent as Exhibit 23.2

         If you have any questions with respect to the foregoing, please call the undersigned at (203) 325-5043 or Laura Elliott at 203-325-5033.

                                        Very truly yours,

                                        /s/ Ernest M. Lorimer

                                        Ernest M. Lorimer